SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   Change of Auditor

28 June 2011

CHANGE OF AUDITOR

Aviva plc ("Aviva") announces that following a competitive tender process it proposes to appoint PricewaterhouseCoopers LLP as auditor of the Aviva group* commencing with the 2012 financial year.  The appointment will be subject to shareholder approval at Aviva's 2012 Annual General Meeting.

The Board of Aviva would like to thank Ernst & Young LLP for the excellent audit services provided to the Aviva group.

* Delta Lloyd is currently considering the audit services provided to the Delta Lloyd group and a separate announcement will be made in this respect in due course.

-ends-

Enquiries:

Media
Rashmi Gautam, senior manager group communications                +44 (0)20 7662 9511

Notes to editors:
●	Aviva is the world's sixth largest insurance group, serving over 53 million customers across Europe, North America and Asia Pacific.

●
Aviva's main business activities are long-term savings, general insurance, and fund management, with worldwide total sales of £47.1 billion and funds under management of £402 billion at 31 December 2010.

●	We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe.

●	The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive.

●	For broadcast-standard video, please visit www.aviva.com/media/video/.

●	Follow us on twitter: www.twitter.com/avivaplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 June, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary